Ms. Jennifer Thompson
Securities and Exchange Commission
November 15, 2013

Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016

Yue Cao Partner	Direct Dial: (212) 561-3617 Email: ycao@evw.com November 15, 2013

Via EDGAR and Federal Express
Ms. Jennifer Thompson
Securities and Exchange Commission
Washington D.C. 20549

Re:	China Electronics Holdings, Inc. Item 4.01 Form 8-K Filed October 29, 2013 File No. 333-152535

Dear Ms. Thompson:

Set forth below is the response on behalf of China Electronics Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 31, 2013 (the “Comment Letter”) concerning the referenced Form 8-K with regard to Item 4.01 Change in Registrant’s Certifying Accountant which was filed with the Commission on October 29, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Item 4.01 Form 8-K, Filed October 29, 2013

1.	Please revise to disclose whether Kabani & Company, Inc. (Kabani) resigned, declined to stand for re-election or was dismissed. Please refer to Item 304(a)(1)(i) of Regulation S-K.

The Company dismissed Kabani & Company, Inc. (Kabani) on October 23, 2013 and the Company has updated the disclosure in the document.

Ms. Jennifer Thompson
Securities and Exchange Commission
November 15, 2013

2.	Please your disclosure to state the date that Ultra CPA LLP (Ultra) was engaged as your new independent accountant. Please refer to Item 304(a)(2) of Regulation S-K.

On October 23, 2013, our Board of Directors appointed UltraCPA LLP (“UltraCPA”) as our new independent certified public accounting firm and the Company has updated the disclosures accordingly.

3.
Please revise your disclosure to indicate whether during your two most recent fiscal years and any subsequent interim period prior to Ultra’s engagement, you or someone on your behalf consulted with Ultra regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Ultra, in either case where written or oral advice provided by Ultra would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors (Kabani) or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

During two most recent fiscal years and any subsequent interim period prior to UltraCPA’s engagement, the Company or anyone on behalf of the Company has not consulted with UltraCPA regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements by UltraCPA, in either case where written or oral advice provided by UltraCPA would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between the Company and the Company’s former auditors (Kabani) or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). The Company has updated the disclosures accordingly.

4.
We note your disclosure that except as set forth in the immediately preceding sentence, during the period you engaged Kabani, neither you nor anyone on your behalf consulted with Ultra. Your disclosure appears to indicate that you consulted with Ultra about issues prior to their engagement by you. However, your disclosure is unclear as to the exact nature of the issues that were the subject of such consultations. If applicable, please revise to provide all of the disclosures required by Item 304(a)(2)(ii)(A) through (D) of Regulation S-K. If not applicable, please explain and revise your disclosure to clarify.

The Company and anyone on behalf of the Company has not consulted with UltraCPA about issues prior to the Company engaged UltraCPA. The Company has updated the disclosure accordingly.

Ms. Jennifer Thompson
Securities and Exchange Commission
November 15, 2013

5.	Please file an updated Exhibit 16 letter with your amended Form 8-K.

The Company has filed the updated Exhibit 16 letter to this filing.

China Electronics Holdings, Inc. (“the Company”) and its management are in possession of all facts relating to the company’s disclosure, and by providing this statement, the Company and the Company’s management acknowledges that:

•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Hailong Liu
Hailong Liu
Chairman and CEO
China Electronics Holding, Inc.

Cc:	Yue Cao Esq. Eaton & Van Winkle LLP ycao@evw.com